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                            January 14, 2022

       Jeffrey Peck
       Chief Executive Officer
       iSUN, Inc.
       400 Avenue D, Suite 10
       Williston, Vermont 05495

                                                        Re: iSUN, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed January 4,
2022
                                                            File No. 333-261237

       Dear Mr. Peck:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-3 filed January 4,
2022

       General

   1. Please tell us with specificity where you have filed as an exhibit the consent of the auditors of Solar
Communities for the use of their report in your Registration
                                                        Statement on Form S-3
filed on November 19, 2021 and amended on January 4, 2022.
                                                        Please also file a
letter of correspondence on EDGAR that responds to this comment letter and provides a written
answer to our comment letter dated December 6, 2021.
 Jeffrey Peck
FirstName
iSUN, Inc. LastNameJeffrey Peck
Comapany
January  14,NameiSUN,
            2022       Inc.
January
Page  2 14, 2022 Page 2
FirstName LastName
      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      H. Kenneth Merritt, Jr., Esq.